Exhibit 1.02

Conflict Minerals Report

This Conflict Minerals Report for Quanta Services, Inc. (the “Company,” “Quanta,” “we” or “our”) for the calendar year ended December 31, 2013 is filed in compliance with the reporting requirements under Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended. Certain terms included in this Conflict Minerals Report are defined within Rule 13p-1 and Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012, and as such please refer to those sources for such definitions.

Based on its reasonable country of origin inquiry and due diligence for the reporting period, Quanta was unable to determine whether certain of the tin, tantalum, tungsten and/or gold (the “Conflict Minerals”) used in one or more of the Company’s products, where such Conflict Minerals are necessary to the functionality or production of such products, directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. As such, we are filing this Conflict Minerals Report to further explain our reasonable country of origin inquiry and due diligence process.

A copy of this Conflict Minerals Report for the calendar year ended December 31, 2013 can be found on our website at www.quantaservices.com.

I.	Design of Reasonable Country of Origin Inquiry and Due Diligence Process

For calendar year 2013, Quanta performed due diligence on the source and chain of custody of the Conflict Minerals in the products that we manufacture, or contract to manufacture, that we believe did not come from recycled or scrap sources. Quanta exercised due diligence based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”), an internationally recognized due diligence framework. We used the conflict minerals reporting template developed by the EICC-GeSI Conflict-Free Sourcing Initiative to conduct a supply chain survey in order to (i) determine if our manufactured products contain Conflict Minerals necessary to their functionality or production, (ii) perform a reasonable country of origin inquiry with respect to such Conflict Minerals, (iii) identify the facilities used to process such Conflict Minerals and (iv) identify and assess whether our existing supply chain practices adhere to due diligence measures put forward in the OECD Framework.

II.	Due Diligence Measures Performed and Results

As an initial step in our process, we determined that one subsidiary of Quanta manufactured or contracted to manufacture products in calendar year 2013 for sale to third parties reasonably believed to contain Conflict Minerals. We then analyzed that subsidiary’s product lines and determined that 31 products it manufactured or contracted to manufacture during the reporting period contained Conflict Minerals, predominantly in the form of electronic components (e.g., integrated circuits, resistors, printed circuit boards and electrical connectors). We identified a total of 98 vendors, consisting of 47 manufacturers, 26 distributors, 16 providers that utilized processes/machines and 9 distributors/manufacturers, from whom we purchased these components. The Company does not source any Conflict Minerals used in the production of such products directly from any smelters or refiners.

After identifying this group, we engaged in a systematic outreach to the vendors in order to identify and assess risks related to Conflict Minerals in our supply chain. We made our initial inquiries to the vendors using a standardized EICC-GeSI conflict minerals reporting template and related correspondence, requesting confirmation of the presence of Conflict Minerals in the raw materials or components they supplied to the Company, and information regarding the country and facility of origin of any such Conflict Minerals. After establishing an initial deadline for the vendors to return completed reporting templates, we made subsequent telephone and email inquiries to the non-responsive vendors. We received responses from approximately 42% of the 98 vendors, which we compiled, reviewed and analyzed. The remaining 58% did not provide completed reporting templates and were unresponsive to our subsequent inquiries.

The Company’s risk assessment also included examination of available information, including websites, to determine which of the vendors we contacted have adopted conflict minerals policies. Out of the 98 vendors, we were able to identify 29 that have adopted written conflict minerals policies that either make representations that their supply chain is free from sources that finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country, or indicate an effort to pursue such a supply chain.

Based on the reasonable country of origin inquiry and our due diligence, we determined that the Conflict Minerals purchased from certain vendors did not originate in the Democratic Republic of the Congo or an adjoining country. However, we were unable to determine whether certain other of the Conflict Minerals necessary to one or more of the Company’s products directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

III.	Independent Private Sector Audit

As permitted under paragraph (c)(1)(iv) and Instruction 2 to Item 1.01 of Form SD, this Conflict Minerals Report was not audited by an independent private sector auditor.

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